DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04007278

January 23, 2004

Donald G. Kilpatrick
Pillsbury Winthrop LLP
1540 Broadway
New York, NY 10036

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-23-2004

Re: FirstEnergy Corp.

Dear Mr. Kilpatrick:

This is in regard to your letter dated January 16, 2004 concerning the shareholder proposal submitted by United Association S&P 500 Fund for inclusion in FirstEnergy's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that FirstEnergy intends to include the proponent's proposal in its proxy materials, and that FirstEnergy therefore withdraws its January 9, 2004 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Keir Devon Gumbs
Special Counsel

cc: William Zitelli
Vice President
Advisors' inner Circle Fund
United Association S&P 500 Fund
1 Freedom Valley Drive
Oaks, PA 19456

103/296

PILLSBURY WINTHROP LLP

January 16, 2004

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by the United Association S&P 500 Fund, for Inclusion in FirstEnergy Corp.'s 2004 Proxy Statement

Dear Sir or Madam:

Reference is made to our letter dated January 9, 2004 on behalf of FirstEnergy Corp., an Ohio corporation (the "Company"), requesting the concurrence of the staff of the Division of Corporation Finance that it will not recommend enforcement action if the Company omits a proposal submitted by the United Association S&P 500 Fund (the "Proponent") from its proxy materials for its 2004 Annual Meeting of Shareholders. The reason for the submission of our no-action request was that the Company had not received proof of ownership from the record holder as required by Rule 14a-8(b).

On January 9, 2004, after our no-action request was mailed, the Company received a fax from ProxyVote Plus, proxy advisor to the Proponent, stating that in fact the record holder had submitted proof of ownership by fax on December 18, 2003. Upon further investigation, the Company has concluded that such proof of ownership was duly submitted by the record holder. As a result, we hereby withdraw our no-action request.

Thank you for your attention to this matter.

Very truly yours,

Donald G. Kilpatrick

Enclosures

cc: Gary D. Benz
David W. Whitehead
United Association S&P 500 Fund
Attn: Sean O'Ryan, William Zitelli
Proxy Vote Plus
Attn: Craig Rosenberg

PILLSBURY WINTHROP LLP

January 9, 2004

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by the United Association S&P 500 Fund, for Inclusion in FirstEnergy Corp.'s 2004 Proxy Statement

Dear Sir or Madam:

We are counsel to FirstEnergy Corp., an Ohio corporation (the "Company"). On December 10, 2003 the Company received a submittal letter and proposed shareholder resolution and supporting statement (together the "Proposal") from the United Association S&P 500 Fund (the "Proponent"), for inclusion in the proxy statement (the "2004 Proxy Statement") to be distributed to the Company's shareholders in connection with its 2004 Annual Meeting.

We hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of the Company's intention to exclude the Proposal from the 2004 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal or portions thereof from its proxy materials.

Further, in accordance with Commission Rule ("Rule") 14a-8(j) under the Securities Exchange Act of 1934, as amended, the undersigned hereby files on behalf of the Company six copies of this letter and the Proposal, which (together with its supporting statement) is attached to this letter as <u>Exhibit A</u>. One copy of this letter, with copies of all enclosures, is being sent simultaneously to the Proponent. Pursuant to rule 14a-8(j), this letter is being submitted not fewer than 80 days before the Company intends to file its definitive proxy statement and form of proxy with the Commission.

<u>Background</u>

The Proposal was received by the Company on December 10, 2003. The Proponent stated in its submission that that it is the beneficial owner of Company securities valued in excess of $2,000 in market value that it has held continuously for more than a year prior to the date of the submission. According to the Company's records, the Proponent is not a registered holder of the Company's common stock. The Proponent stated in its submission that "[t]he record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter." The Company did not receive any such written verification from the record holder.

Accordingly, in a letter dated December 19, 2003 (the "Company Letter", attached hereto as Exhibit B), which was sent within 14 days of the Company's receipt of the Proposal, the Company notified the Proponent of eligibility deficiencies and advised that the Proponent that it must evidence its eligibility within 14 days of receipt of the Company Letter. The Company Letter explained that the Proponent must prove its eligibility by submitting written verification of the Proponent's ownership of Company securities. The Company Letter was sent on December 19, 2003 by United Parcel Service and received by the Proponent on December 22, 2003 at approximately 8:41 a.m.

The Proponent has not replied to the Company Letter and the Company has not received the required verification of beneficial ownership that the Proponent itself undertook to deliver in its submission.

The Proposal may be excluded pursuant to Rule 14a-8(f) because the Proponent has not submitted a written statement verifying its ownership of Company securities.

We have advised the Company that it properly may exclude the Proposal from the 2004 Proxy Statement and form of proxy pursuant to Rule 14a-8(f) because the Proponent has not submitted a written statement from the record holder of the Company securities beneficially owned by the Proponent verifying that the Proponent has continuously held such securities for at least one year. Under Rule 14a-8(b), in order to be eligible to submit a proposal, a proponent must have continuously held at least $2000 in market value, or 1%, of the Company's securities entitled to vote on the proposal for at least one year prior to submitting a proposal and continue to hold these securities through the date of the shareholders meeting. If a proponent is not a registered holder of the company securities entitled to vote on the proposal and has not filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reporting ownership of the Company's securities, a proponent may prove eligibility by submitting a written statement from the record holder of the securities verifying that at the time the proponent submitted the proposal, the proponent had held the required amount of securities for at least one year.

The Staff has on numerous occasions permitted the omission of a shareholder proposal from proxy materials where the proponent failed to provide documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one year period. See, e.g., Sysco Corporation (August 12, 2003); CMS Energy Corporation (March 20, 2003); Hewlett-Packard Company (December 27, 2002); Motorola, Inc. (December 23, 2002).

The Company believes that the Proposal can be omitted pursuant to Rules 14a-8(b) and 14a-8(f) because the Proponent, by its own admission, is required to submit written verification of beneficial ownership by the record holder of the applicable securities. The Company clearly advised the Proponent on a timely basis of the need for it to evidence such ownership and informed the Proponent of the 14-day deadline for its response. The Proponent has not supplied the required verification within the required time frame. Accordingly, we believe that the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f) because the Proponent does not satisfy the eligibility requirements of such rules.

Conclusion

For the foregoing reasons, we believe that the Proposal may be omitted from the 2004 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded.

The Company anticipates that the 2004 Proxy Statement will be finalized for printing on or about March 17, 2004. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (212) 858-1235.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

Donald G. Kilpatrick

Enclosures

cc: Gary D. Benz
David W. Whitehead
United Association S&P 500 Fund
Attn: Sean O'Ryan
Proxy Vote Plus
Attn: Craig Rosenberg

Exhibit A – Shareholder Proposal

Separate Chairman/CEO

RESOLVED, that the shareholders of FirstEnergy Corp. ("Company") urge the Board of Directors to take the necessary steps to amend the by-laws to require that, subject to any presently existing contractual obligations of the Company, the Chairman of the Board of Directors shall not concurrently serve as the Chief Executive Officer.

SUPPORTING STATEMENT

The Board of Directors is elected by shareholders to oversee management and its Chairman provides leadership for the Board. The Business Roundtable has noted that "the paramount duty of the board of directors is to select a Chief Executive Officer and to oversee the CEO and other senior management . . . ." The Business Roundtable, Principles of Corporate Governance, May 2002.

We believe that to be effective a board of directors must be led by a Chairman who is independent of management, for, in our opinion, having the same individual serve as both Chairman and CEO necessarily impairs the Chairman's ability to hold the CEO accountable.

The Conference Board recently issued a report on corporate governance. The Commission's members included John Snow, U.S. Treasury Secretary and Former Chairman of CSX Corporation; John Bogle, the Founder and former Chairman of Vanguard Group; Arthur Levitt Jr., former SEC Chairman; and former Federal Reserve System Chairman Paul Volcker. Its report stated!

> The Commission is profoundly troubled by the corporate scandals of the recent past. The primary concern in many of these situations is that strong CEOs appear to have exerted a dominant influence over their boards, often stifling the efforts of directors to play the central oversight role needed to ensure a healthy system of corporate governance. . . .
>
> The ultimate responsibility for good corporate governance rests with the board of directors. Only a strong, diligent and independent board of directors that understands the key issues, provides wise counsel and asks management the tough questions is capable of ensuring that the interests of shareowners as well as other constituencies are being properly served. The Conference Board Commission on Public Trust and Private Enterprise, Findings and Recommendations, Jan. 9, 2003.

The Report discussed three principal approaches to provide the appropriate balance between board and CEO functions, including.

> The roles of Chairman and CEO would be performed by two separate individuals, and the Chairman would be one of the independent directors. The Commission recommends that each corporation give careful consideration, based on its particular circumstances, to separating the offices of the Chairman and Chief

> Executive Officer. The Commission believes that separating the positions of Chairman and CEO is fully consistent with the objectives of the [Sarbanes-Oxley] Act, the proposed New York Stock Exchange listing requirements, and the proposed NASDAQ requirements, and that separating the roles of Chairman and CEO enhances implementation of the Act and stock exchange reforms.

Our Company's Chairman is also its CEO. We urge your support for this proposal to require that the Chairman of the Board of Directors not also serve as the Chief Executive Officer.

Exhibit B – Company Letter

(see attached)

FirstEnergy

76 South Main Street
Akron, Ohio 44308

David W. Whitehead
Vice President
and Corporate Secretary

330-761-4400
Fax: 330-384-5909

December 19, 2003

Mr. William Zitelli
Vice President
Advisors' Inner Circle Fund
United Association S&P 500 Fund
1 Freedom Valley Drive
Oaks, PA 19456

RE: Shareholder Proposal of the United Association S&P 500 Index Fund

Dear Mr. Zitelli:

On December 10, 2003, FirstEnergy received a shareholder proposal from you for inclusion in the 2004 proxy statement.

In accordance with Securities and Exchange Commission Rule 14a-8(b), in order for this proposal to be eligible for presentation at our 2004 Annual Meeting, we must receive a written statement from the "record" holder of the shares (typically, a broker or bank if the shares are held in street name) verifying that at the time the proposal was submitted, the above Index Fund owned FirstEnergy shares with a market value of at least $2,000 and that the shares had been continuously held for at least one year. In addition, in order for us to fulfill our obligation under SEC Rule 14a-8(l), we must receive the number of shares owned.

The statement of ownership from the "record" holder must be mailed and postmarked, or transmitted electronically, to me no later than January 5, 2004. Failure to do so will result in the exclusion of the proposal from our proxy statement for our 2004 Annual Meeting.

Sincerely,

David W. Whitehead

Sent via UPS
cc: Mr. Sean O'Ryan
United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada
901 Massachusetts Avenue, N.W.
Washington, D.C. 20001

Mr. Craig Rosenberg
Proxy Vote Plus
Two Northfield Plaza, Suite 211
Northfield, IL 60093